SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 10, 2015

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

3Q15 Earnings Release

Banco Macro Announces Results for the Third Quarter of 2015

Buenos Aires, Argentina, November 10, 2015 – Banco Macro S.A. (NYSE: BMA; BCBA: BMA) (“Banco Macro” or “BMA” or the “Bank”) announced today its results for the third quarter ended September 30, 2015 (“3Q15”). All figures are in Argentine pesos (Ps.) and have been prepared in accordance with Argentine GAAP.

Summary

• The Bank’s net income totaled Ps.1.1 billion in 3Q15. This result was 34% higher than the Ps.822.7 million posted in the second quarter of 2015 (“2Q15”) and 12% higher than the Ps.985.5 million reported in the third quarter of 2014 (“3Q14”). In 3Q15, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 31.5% and 4.9%, respectively.

• In 3Q15, Banco Macro’s financing to the private sector grew 10% or Ps.5.3 billion quarter over quarter (“QoQ”) totaling Ps.56.8 billion. Among commercial loans, growth was driven by overdrafts, documents and mortgage loans (mainly productive investments loans with mortgage guarantee according to Communication “A” 5319, “A” 5380, “A” 5449, “A” 5516, “A” 5600, “A” 5681, “A” 5771 and it´s corresponding modifications of BCRA), grew 23%, 11% and 10% QoQ, respectively. Meanwhile within consumer loans, personal loans and credit cards rose 13% and 9% QoQ, respectively.

• In 3Q15, Banco Macro’s total deposits grew 8% QoQ, totaling Ps.69.5 billion and representing 85% of the Bank’s total liabilities. Private sector deposits grew 6% QoQ.

• Banco Macro continued showing a strong solvency ratio, with excess capital of Ps.6.5 billion (21.8% capitalization ratio). In addition, the Bank’s liquid assets remained at an adequate level, reaching 38.2% of its total deposits in 3Q15.

• In 3Q15, the Bank’s non-performing to total financing ratio was 1.77% and the coverage ratio reached 129.92%.

3Q15 Earnings Release Conference Call Thursday, November 12, 2015 Time: 10:00 a.m. Eastern Time | 12:00 p.m. Buenos Aires Time

IR Contacts in Buenos Aires:

Jorge Scarinci

Finance & IR Manager

Ines Lanusse

Investor Relations Officer

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at: www.ri-macro.com.ar

To participate, please dial: Argentine Participants: (0800) 444 2930 U.S. Participants: +1 (877) 317 6776 Participants from outside the U.S.: +1 (412) 317 6776	Webcast Replay: click here Available from 11/12/2015 through 11/26/2015

Conference ID: Banco Macro Webcast: click here

With the presence of: Jorge Pablo Brito (Member of the Executive Committee), Guillermo Goldberg (Commercial Deputy General Manager), Jorge Scarinci (Finance and IR Manager) and Ines Lanusse (Investor Relations Officer).

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3Q15 Earnings Release

Disclaimer

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), the Bolsa de Comercio de Buenos Aires (www.bolsar.com) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

3

3Q15 Earnings Release

Results

Earnings per outstanding share were Ps.1.89 in 3Q15, 34% higher than in 2Q15´s levels and 12% higher than 3Q14.

EARNINGS PER SHARE	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Net income (M $)	985.5	575.0	1,114.2	822.7	1,104.6	34%	12%
Average shares outstanding (M)	584.5	584.5	584.5	584.5	584.5	0%	0%
Average shares in portfolio (M)	10.0	8.4	0.0	0.0	0.0	0%	0%
Average shares issued (M)	594.5	592.9	584.5	584.5	584.5	0%	-2%
Book value per issued share ($)	18.36	19.38	21.57	21.91	23.80	9%	30%
Earnings per outstanding share ($)	1.69	0.98	1.91	1.41	1.89	34%	12%

Book value per issued ADS (USD)	21.69	22.66	24.45	24.11	25.26	5%	16%
Earnings per outstanding ADS (USD)	1.99	1.15	2.16	1.55	2.01	30%	1%

Banco Macro’s 3Q15 net income of Ps.1.1 billion was 34% or Ps.281.9 million higher than the previous quarter (“QoQ”) and 12% or Ps.119.1 million higher year over year (“YoY”). In 3Q15, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 31.5% and 4.9%, respectively.

The operating result for 3Q15 was Ps.1.8 billion increasing 47% or Ps.585.3 million QoQ and increasing 21% or Ps.318.2 million YoY. Had income from government and private securities and guaranteed loans (including CER) been excluded, such increase would have been 15% or Ps.113.7 million higher QoQ and 19% or Ps.136.3 million higher YoY.

It is important to emphasize that this result was obtained with the leverage of 6.9x assets to equity ratio.

INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Net financial income	2,121.8	1,792.7	2,694.7	2,117.1	2,743.8	30%	29%
Provision for loan losses	-151.5	-214.4	-201.7	-217.3	-138.1	-36%	-9%
Net fee income	927.6	930.2	968.9	1,073.7	1,109.9	3%	20%
	2,897.9	2,508.5	3,461.9	2,973.5	3,715.6	25%	28%
Administrative expenses	-1,396.6	-1,565.5	-1,586.8	-1,739.3	-1,896.1	9%	36%
Operating result	1,501.3	943.0	1,875.1	1,234.2	1,819.5	47%	21%
Minority interest in subsidiaries	-5.9	-5.5	-7.7	-8.8	-9.1	3%	54%
Net other income	54.9	-47.0	-81.5	65.0	-25.7	-140%	-147%
Net income before income tax	1,550.3	890.6	1,785.9	1,290.4	1,784.7	38%	15%
Income tax	-564.8	-315.6	-671.7	-467.7	-680.1	45%	20%
NET INCOME	985.5	575.0	1,114.2	822.7	1,104.6	34%	12%

The Bank’s 3Q15 financial income totaled Ps.5.0 billion, increasing 20% (Ps.841.8 million) compared to 2Q15 and increasing 34% (Ps.1.3 billion) YoY.

Interest on loans represented 77% of total financial income in 3Q15. Interest on loans was 9% or Ps.333 million higher than 2Q15’s level due to a 10% higher average volume of the loan portfolio. On an annual basis, interest on loans grew 37% or Ps.1.0 billion.

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3Q15 Earnings Release

In 3Q15, net income from government and private securities increased 93% or Ps.448.5 million QoQ mainly due to higher income from government and private securities of the bank´s portfolio. On an annual basis, net income from government and private securities also increased 22% or Ps.170.8 million.

Also in this quarter, an increase of Ps.23.1 million in income from Guaranteed Loans and in CER Adjustment was observed. On an annual basis, income from Guaranteed Loans and in CER Adjustment also increased 61% or Ps.11.1 million.

Income from differences in quoted prices of gold and foreign currency increased 31% or Ps.26 million QoQ due to the revaluation of government securities denominated in US dollars and higher FX position revaluation caused by the gradual depreciation of the Argentine Peso. On an annual basis, an increase of 35% or Ps.29.1 million was experienced.

Other financial income increased 21% or Ps.11 million compared to 2Q15 mainly due to higher premiums on reverse repurchase agreements and to higher income from on shore forward foreign currency. On an annual basis, an increase of 22% or Ps.11.5 million was experienced.

FINANCIAL INCOME	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Interest on cash and due from banks	0.0	0.0	0.0	0.1	0.0	0%	0%
Interest on loans to the financial sector	10.0	12.6	20.0	22.2	31.7	43%	217%
Interest on overdrafts	340.9	293.4	350.2	309.3	350.4	13%	3%
Interest on documents	216.2	252.2	248.9	259.8	286.8	10%	33%
Interest on mortgages loans	120.3	123.6	120.6	124.3	142.3	14%	18%
Interest on pledges loans	67.8	79.8	83.6	94.7	103.8	10%	53%
Interest on credit cards loans	497.4	558.3	603.4	667.7	637.3	-5%	28%
Interest on financial leases	18.6	17.7	18.8	19.3	21.0	9%	13%
Interest on other loans	1,567.1	1,743.2	1,880.9	2,052.5	2,309.5	13%	47%
Net Income from government & private securities (1)	761.1	374.9	1,105.4	483.4	931.9	93%	22%
Interest on other receivables from financial interm.	0.5	1.4	1.3	1.1	1.2	9%	140%
Income from Guaranteed Loans - Decree 1387/01	6.7	6.9	7.1	5.1	6.3	24%	-6%
CER adjustment	11.6	10.2	9.3	1.2	23.1	1825%	99%
CVS adjustment	0.1	0.2	0.0	0.1	0.3	200%	200%
Difference in quoted prices of gold and foreign currency	82.0	31.6	77.7	85.1	111.1	31%	35%
Other	52.5	36.8	41.2	53.0	64.0	21%	22%
Total financial income	3,752.8	3,542.8	4,568.4	4,178.9	5,020.7	20%	34%

(1) Net Income from government & private securities
LEBAC / NOBAC	566.7	506.7	353.1	599.1	642.8	7%	13%
Other	194.4	-131.8	752.3	-115.7	289.1	-350%	49%
Total	761.1	374.9	1,105.4	483.4	931.9	93%	22%

The Bank’s 3Q15 financial expense totaled Ps.2.3 billion, increasing 10% (Ps.215.1 million) compared to the previous quarter and increasing 40% (Ps.645.9 million) compared to 3Q14.

In 3Q15, interest on deposits represented 77% of the Bank’s total financial expense. Interest on deposits increased 11% or Ps.175.8 million QoQ due to an increase of 8% of the average volume of time deposits and 30bp increase in the average time deposit interest rate. On a yearly basis, interest on deposits grew 36% or Ps.466.4 million.

In 3Q15 the Contribution to Deposit Guarantee Fund increased 8% or Ps.7.9 million in line with deposit growth. On a yearly basis, the result was 3 times higher or Ps.86.5 million mainly due to the October 2014 normative modification.

Other financial expense grew 9% or Ps.29.3 million QoQ mainly due to higher provincial taxes and increased 34% or Ps.89.3 million YoY.

5

3Q15 Earnings Release

FINANCIAL EXPENSE	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Interest on checking accounts	0.2	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	12.5	13.6	14.1	15.5	17.8	15%	42%
Interest on time deposits	1,280.3	1,315.0	1,391.4	1,568.1	1,741.6	11%	36%
Interest on interfinancing received loans	0.3	0.9	3.1	1.4	1.4	0%	367%
Interest on subordinated bonds	30.6	31.5	31.9	32.5	34.0	5%	11%
Other Interest	0.8	0.7	0.7	0.7	0.6	-14%	-25%
Interest on other liabilities from fin intermediation	24.1	22.2	22.4	23.1	24.1	4%	0%
CER adjustment	1.7	1.5	1.2	1.4	1.1	-21%	-35%
Contribution to Deposit Guarantee Fund	21.6	90.2	93.0	100.2	108.1	8%	400%
Other	258.9	274.5	315.9	318.9	348.2	9%	34%
Total financial expense	1,631.0	1,750.1	1,873.7	2,061.8	2,276.9	10%	40%

As of 3Q15, the Bank’s net interest margin was 17.3%, lower than the 17.6% posted in 2Q15 but wider than the 15.7% posted in 3Q14. Had income from government and private securities and guaranteed loans been excluded, the Bank’s net interest margin would have been 15.8% in 3Q15, only 30bp lower than the 16.1% posted in 2Q15 and wider than the 14.5% posted in 3Q14.

ASSETS & LIABILITIES PERFORMANCE	MACRO consolidated
In MILLON $	III14		IV14		I15		II15		III15
Yields & rates in annualized nominal %	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT	AVERAGE BALANCE	INT
Interest-earning assets
Goverment Securities	13,004.5	21.2%	11,517.9	19.8%	9,944.3	33.5%	14,420.0	15.2%	16,357.7	24.8%
Loans	39,220.9	28.9%	41,796.5	29.4%	45,633.1	29.7%	48,151.7	29.6%	53,017.2	29.3%
Private Sector	38,613.0	29.0%	41,219.3	29.5%	45,088.3	29.8%	47,637.1	29.8%	52,524.2	29.3%
Public Sector	607.9	25.4%	577.2	22.0%	544.8	20.5%	514.6	11.7%	493.0	28.2%
Financial trusts	364.7	24.5%	227.8	36.2%	225.7	23.5%	250.7	24.2%	198.3	25.2%
Other interest-earning assets	2,228.3	14.2%	2,773.0	-26.0%	3,125.3	40.7%	3,358.4	-3.2%	3,088.3	-5.8%
Total interest-earning assets	54,818.4	26.5%	56,315.2	24.7%	58,928.4	30.9%	66,180.8	24.8%	72,661.5	26.8%

Non interest-earning assets	15,478.6		16,866.7		17,046.2		16,261.1		16,706.0
Total Average Assets	70,297.0		73,181.9		75,974.6		82,441.9		89,367.5

Interest-bearing liabilities
Checking accounts (*)	1,413.1	0.1%	1,397.1	0.0%	1,426.2	0.0%	1,743.4	0.0%	1,745.0	0.0%
Saving accounts (*)	8,458.2	0.6%	9,030.4	0.6%	9,796.6	0.6%	10,422.0	0.6%	12,083.7	0.6%
Time deposits (*)	26,107.6	19.5%	26,524.6	19.7%	27,231.9	20.7%	30,389.7	20.7%	32,892.3	21.0%
Corporate Bonds	2,127.3	9.2%	2,183.1	9.3%	2,227.6	9.4%	2,294.8	9.2%	2,371.0	9.2%
BCRA	14.3	8.8%	13.2	8.5%	11.5	8.6%	10.1	8.6%	8.5	8.6%
Other interest-bearing liabilities	625.4	7.1%	186.1	16.1%	209.5	15.2%	202.4	12.2%	188.6	12.8%
Total interest-bearing liabilities	38,745.9	13.9%	39,334.5	14.0%	40,903.3	14.5%	45,062.4	14.6%	49,289.1	14.7%

Non interest-bearing liabilities
Demand deposits (*)	17,373.9		18,462.5		19,156.9		20,740.5		22,705.8
Other non interest-bearing libilities	14,177.2		15,385.0		15,914.4		16,639.0		17,372.6
Total non interest-bearing liabilities	31,551.1		33,847.4		35,071.3		37,379.5		40,078.4

Total Average Liabilities	70,297.0		73,181.9		75,974.6		82,441.9		89,367.5

(*) The average cost of funds is calculated only considering deposits with and without interest-bearnig cost.

In 3Q15, Banco Macro’s net fee income totaled Ps.1.1 billion, 3% or Ps.36.2 million higher than 2Q15, and 20% or Ps.182.3 million higher than 3Q14. This growth was mainly driven by fee charges on deposit accounts and debit and credit card fees which increased 7% and 11%, respectively. On a yearly basis, the same type of fees stand out, growing 23% and 38%, respectively.

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3Q15 Earnings Release

NET FEE INCOME	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Fee charges on deposit accounts	750.9	747.9	779.7	866.3	923.1	7%	23%
Debit and credit card fees	296.7	343.7	336.6	369.2	408.3	11%	38%
Other fees related to foreign trade	17.3	19.0	18.5	27.4	24.9	-9%	44%
Credit-related fees	26.0	28.7	21.0	35.5	25.3	-29%	-3%
Lease of safe-deposit boxes	22.0	22.5	22.0	22.3	24.7	11%	12%
Other	126.6	122.1	130.8	137.2	169.7	24%	34%
Total fee income	1,239.5	1,283.9	1,308.6	1,457.9	1,576.0	8%	27%

Total fee expense	311.9	353.7	339.7	384.2	466.1	21%	49%

Net fee income	927.6	930.2	968.9	1,073.7	1,109.9	3%	20%

In 3Q15 Banco Macro’s administrative expenses reached Ps.1.9 billion, 9% or Ps.156.8 million higher than the previous quarter mainly due to higher personnel expenses and other operating expenses. Administrative expenses increased 36% or Ps.499.5 million YoY due to an increase in personnel expenses (mainly higher salaries and other concepts) and other operating expenses.

Personnel expenses grew 8% or Ps.80.2 million QoQ, basically due to the provision accounted for the one-time payment for the Bankers Day (November 2015) agreed with the Unions in June 2015. Personal expenses increased 38% or Ps.311.6 million compared to 3Q14.

As of September 2015, the accumulated efficiency ratio reached 48.8%, slightly higher from the 48.5% posted in 2Q15.

ADMINISTRATIVE EXPENSES	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Personnel expenses	820.1	929.9	945.5	1,051.5	1,131.7	8%	38%
Directors & statutory auditors´fees	11.7	21.8	52.0	42.9	66.1	54%	465%
Other professional fees	46.1	46.5	46.9	53.4	58.9	10%	28%
Advertising & publicity	31.8	48.8	37.8	28.9	31.7	10%	0%
Taxes	84.7	87.8	88.7	105.5	104.3	-1%	23%
Depreciation of equipment	33.1	35.3	38.5	42.8	44.3	4%	34%
Amortization of organization costs	31.6	33.7	35.0	36.2	38.8	7%	23%
Other operating expenses	216.2	225.5	221.5	239.4	273.9	14%	27%
Other	121.3	136.2	120.9	138.7	146.4	6%	21%
Total Administrative Expenses	1,396.6	1,565.5	1,586.8	1,739.3	1,896.1	9%	36%

Total Employees	8,688	8,693	8,686	8,721	8,717	0%	0%
Branches	431	434	435	435	437	0%	1%
Efficiency ratio	43.4%	57.5%	43.3%	54.5%	49.2%

Accumulated efficiency ratio	44.6%	47.7%	43.3%	48.5%	48.8%

In 3Q15, the Bank’s net other income/losses totaled a loss of Ps.25.7 million, based on the net effect resulting from a decrease in total other income of Ps.10.2 million and an increase in total other expenses of Ps.80.5 million (higher contingent liabilities and donations).

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3Q15 Earnings Release

NET OTHER INCOME/LOSSES	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Other Income
Penalty interest	20.1	13.8	15.2	19.8	22.6	14%	12%
Recovered loans and reversed allowances	29.5	43.6	25.8	29.5	51.8	76%	76%
Other	56.8	22.9	19.2	81.7	46.4	-43%	-18%
Total Other Income	106.4	80.3	60.2	131.0	120.8	-8%	14%

Other Expense
Charges for other receivables uncollectibility and other allowances	7.5	8.3	12.5	56.7	64.8	14%	764%
Goodwill amortization	3.5	3.6	3.5	3.5	3.5	0%	0%
Other Expense	40.5	115.4	125.7	5.8	78.2	1248%	93%
Total Other Expense	51.5	127.3	141.7	66.0	146.5	122%	184%

Net Other Income/Losses	54.9	-47.0	-81.5	65.0	-25.7	-140%	-147%

In 3Q15, Banco Macro's effective income tax rate was 38.1%, compared to 36.2% in 2Q15.

Financial Assets

Private sector financing

The volume of “core” financing to the private sector (including loans, financial trust and leasing portfolio) totaled Ps.56.8 billion, increasing 10% or Ps.5.3 billion QoQ and 35% or Ps.14.8 billion YoY.

Within commercial loans, growth was driven by overdrafts, documents and mortgage loans (mainly productive investments loans), which grew 23%, 11% and 10% QoQ, respectively.

The main growth in consumer loans was driven by personal loans and credit card loans which grew 13% and 9% QoQ, respectively.

Within financing to the private sector, productive investments loans reached Ps.6.0 billion in 3Q15, representing 11% of the total financing to the private sector.

FINANCING TO THE PRIVATE SECTOR	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Overdrafts	5,152.0	3,385.6	5,670.1	4,458.4	5,473.6	23%	6%
Discounted documents	4,144.3	4,627.4	4,633.9	5,251.6	5,818.0	11%	40%
Mortgages loans	2,361.4	2,466.1	2,401.3	2,639.6	2,898.2	10%	23%
Pledges loans	1,688.3	1,857.1	1,924.2	2,230.1	2,172.7	-3%	29%
Personal loans	15,040.5	16,120.9	17,243.9	18,890.4	21,370.8	13%	42%
Credit Card loans	7,447.4	9,189.5	9,702.8	10,423.8	11,406.2	9%	53%
Others	5,235.0	5,835.2	5,637.3	6,755.7	6,732.3	0%	29%
Total loan portfolio	41,068.9	43,481.8	47,213.5	50,649.6	55,871.8	10%	36%
Financial trusts	516.6	413.4	500.6	399.3	455.3	14%	-12%
Leasing	360.6	383.7	391.5	416.5	430.4	3%	19%
Total financing to the private sector	41,946.1	44,278.9	48,105.6	51,465.4	56,757.5	10%	35%

8

3Q15 Earnings Release

Public Sector Assets

In 3Q15, the Bank’s public sector assets (excluding LEBAC / NOBAC) to total assets ratio was 4.4%, lower than the 4.6% posted in 2Q15 and the 4.7% posted in 3Q14.

In 3Q15, other government securities, excluding LEBAC from BCRA, stand out with a 5% increase.

PUBLIC SECTOR ASSETS	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

LEBAC / NOBAC B.C.R.A.	9,284.0	5,696.8	8,531.5	12,011.8	11,904.3	-1%	28%
Other	2,726.2	2,873.8	2,894.9	3,400.1	3,584.7	5%	31%
Government securities	12,010.2	8,570.6	11,426.4	15,411.9	15,489.0	1%	29%
Guaranteed loans	396.4	407.7	418.0	417.6	440.7	6%	11%
Provincial loans	242.5	196.7	152.3	108.2	63.8	-41%	-74%
Government securities loans	1.5	0.0	0.0	0.0	0.0	0%	0%
Loans	640.4	604.4	570.3	525.8	504.5	-4%	-21%
Purchase of government bonds	24.0	24.2	24.7	25.2	25.8	2%	8%
Other receivables	24.0	24.2	24.7	25.2	25.8	2%	8%

TOTAL PUBLIC SECTOR ASSETS	12,674.6	9,199.2	12,021.4	15,962.9	16,019.3	0%	26%

TOTAL PUBLIC SECTOR LIABILITIES	42.1	40.4	38.4	55.6	34.3	-38%	-19%

Net exposure	12,632.5	9,158.8	11,983.0	15,907.3	15,985.0	0%	27%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC )	3,390.6	3,502.4	3,489.9	3,951.1	4,115.0	4%	21%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC / NOBAC) /TOTAL ASSETS	4.7%	4.7%	4.4%	4.6%	4.4%

Net exposure (net of LEBAC/NOBAC) / TOTAL ASSETS	4.6%	4.6%	4.3%	4.5%	4.4%

Funding

Deposits

Banco Macro’s deposit base totaled Ps.69.5 billion in 3Q15, growing 8% or Ps.4.9 billion QoQ and 31% or Ps.16.3 billion YoY and representing 85% of the Bank’s total liabilities.

On a quarterly basis, private sector deposits increased 6% or Ps.3.4 billion while public sector deposits grew 16% or Ps.1.5 billion. Within private sector deposits, a decrease in foreign currency deposits of 3% or USD16.5 million was observed, while peso deposits increased 7% or Ps.3.4 billion.

The increase in private sector deposits was led by time deposits deposits, which grew 9% or Ps.2.4 billion QoQ. In addition, sight deposits slightly increased 3% or Ps.739.2 million QoQ.

9

3Q15 Earnings Release

DEPOSITS	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Public sector	10,178.9	8,570.1	8,712.0	9,224.0	10,691.9	16%	5%

Financial sector	29.2	38.7	30.1	28.9	29.6	2%	1%

Private sector	42,943.4	46,107.8	49,655.8	55,322.2	58,737.2	6%	37%
Checking accounts	10,419.5	11,896.3	12,047.9	12,831.0	13,578.0	6%	30%
Savings accounts	9,262.1	11,013.9	10,691.8	13,157.8	13,150.0	0%	42%
Time deposits	21,574.6	21,510.8	24,610.8	27,228.3	29,634.6	9%	37%
Other	1,687.2	1,686.8	2,305.3	2,105.1	2,374.6	13%	41%
Total	53,151.5	54,716.6	58,397.9	64,575.1	69,458.7	8%	31%

Other sources of funds

In 3Q15, the total amount of other sources of funds increased 8% or Ps.1.2 billion compared to 2Q15, as a result of a 9% or Ps.1.1 billion increase in the shareholder’s equity which was driven by 3Q15 positive results.

OTHER SOURCE OF FUNDS	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Central Bank of Argentina	18.8	17.0	16.1	15.5	12.7	-18%	-32%
Banks and international institutions	211.9	88.3	39.2	113.1	126.4	12%	-40%
Financing received from Argentine financial institutions	66.5	53.2	176.1	52.9	44.3	-16%	-33%
Subordinated corporate bonds	1,304.7	1,287.3	1,359.9	1,367.4	1,451.9	6%	11%
Non-subordinated corporate bonds	913.1	942.1	951.7	1,000.8	1,016.1	2%	11%
Shareholders´ equity	10,916.8	11,491.8	12,606.1	12,804.5	13,909.2	9%	27%
Total other source of funds	13,431.8	13,879.7	15,149.1	15,354.2	16,560.6	8%	23%

As of September 2015 Banco Macro’s average cost of funds reached 10%. Banco Macro’s transactional deposits represented approximately 47% of its deposit base. These accounts are low cost and are not sensitive to interest rate increases.

Liquid Assets

In 3Q15, the Bank’s liquid assets amounted to Ps.26.5 billion, showing an increase of 2% or Ps.567.6 million QoQ and an increase of 16% or Ps.3.6 billion on a yearly basis.

In 3Q15, Banco Macro experienced an increase in Cash and in Reverse repos from other securities of 4% and 214% QoQ, respectively, which were partially offset by a 23% decrease in Call.

In 3Q15 Banco Macro’s liquid assets to total deposits ratio reached 38.2%.

10

3Q15 Earnings Release

LIQUID ASSETS	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Cash	12,175.9	15,434.2	11,808.7	11,232.9	11,712.5	4%	-4%
Guarantees for compensating chambers	668.0	810.9	932.4	1,017.3	1,039.9	2%	56%
Call	333.4	105.0	391.0	613.9	470.0	-23%	41%
Reverse repos from other securities	277.7	117.9	80.2	93.4	293.6	214%	6%
Reverse repos from LEBAC/NOBAC	436.5	307.5	1,541.9	1,152.9	1,094.2	-5%	151%
LEBAC / NOBAC own portfolio	8,984.5	5,422.4	8,336.2	11,836.6	11,904.4	1%	32%
Total	22,876.0	22,197.9	23,090.4	25,947.0	26,514.6	2%	16%

Liquid assets to total deposits	43.0%	40.6%	39.5%	40.2%	38.2%

Solvency

Banco Macro continued showing high solvency levels in 3Q15 with an integrated capital (RPC) of Ps.13.7 billion over a total capital requirement of Ps.7.3 billion. Banco Macro´s excess capital in 3Q15 was 90% or Ps.6.5 billion.

The capitalization ratio (as a percentage of risk-weighted assets- RWA) was 21.8% in 3Q15, above the minimum required by the Central Bank.

The Bank´s aim is to make the best use of this excess capital.

MINIMUM CAPITAL REQUIREMENT	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Credit risk requirement	3,609.7	3,991.7	4,336.5	4,673.1	5,192.7	11%	44%
Market risk requirement	270.0	388.1	452.2	449.3	487.2	8%	80%
Operational risk requirement	1,201.4	1,278.0	1,370.8	1,467.7	1,570.1	7%	31%
Total capital requirement	5,081.1	5,657.9	6,159.5	6,590.1	7,250.0	10%	43%

Ordinary Capital Level 1 (COn1)	10,421.0	11,204.3	12,048.9	12,337.1	13,334.7	8%	28%
Deductible concepts COn1	-407.3	-432.0	-446.7	-454.2	-477.7	5%	17%
Aditional Capital Level 1 (CAn1)	366.8	366.8	321.0	321.0	321.0	0%	-13%
Capital level 2 (COn2)	414.9	441.5	476.7	509.8	563.9	11%	36%
Integrated capital - RPC (*) (i)	10,795.4	11,580.7	12,399.9	12,713.6	13,741.9	8%	27%

Risk-weighted assets - RWA (ii)	43,773.5	48,208.1	52,449.0	56,687.2	62,954.0	11%	44%

Excess capital	5,714.3	5,922.8	6,240.4	6,123.5	6,491.9	6%	14%

Capitalization ratio [(i)/(ii)]	24.7%	24.0%	23.6%	22.4%	21.8%

Ratio TIER 1	23.7%	23.1%	22.7%	21.5%	20.9%

(*) Aditionally, the RPC of the Bank, acting as custodian of securties representing investments of FGS, must also exceed an equivalent of 0.25% of the total securities under custody, based in which, the Bank has successully fullfilled with this requirement.

Asset Quality

In 3Q15, Banco Macro’s non-performing to total financing ratio reached a level of 1.77% 15bp lower to the one posted in 2Q15.

The coverage ratio reached 129.92% in 3Q15.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

11

3Q15 Earnings Release

ASSET QUALITY	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Commercial portfolio	16,923.7	16,310.1	18,780.0	20,228.1	22,175.5	10%	31%
Non-performing	235.0	330.3	388.6	451.6	490.9	9%	109%
Consumer portfolio	27,063.3	30,150.2	31,783.4	34,409.0	38,089.1	11%	41%
Non-performing	580.8	560.2	580.4	596.9	573.2	-4%	-1%
Total portfolio	43,987.0	46,460.3	50,563.4	54,637.1	60,264.6	10%	37%
Non-performing	815.8	890.5	969.0	1,048.5	1,064.1	1%	30%
Total non-performing/ Total portfolio	1.85%	1.92%	1.92%	1.92%	1.77%
Total allowances	1,131.4	1,205.0	1,278.5	1,375.9	1,382.5	0%	22%
Coverage ratio w/allowances	138.69%	135.32%	131.94%	131.23%	129.92%

12

3Q15 Earnings Release

CER Exposure and Foreign Currency Position

CER EXPOSURE	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

CER adjustable ASSETS
Guaranteed loans	381.0	391.1	400.3	417.6	440.7	6%	16%
Private sector loans	3.3	2.8	2.2	1.7	1.3	-24%	-61%
Other loans	0.2	0.2	0.3	0.1	0.1	0%	-50%
Loans	384.5	394.1	402.8	419.4	442.1	5%	15%
Other receivables	1.3	1.0	0.8	0.4	0.2	-50%	-85%
Total CER adjustable assets	385.8	395.1	403.6	419.8	442.3	5%	15%

CER adjustable LIABILITIES
Deposits	0.3	0.0	0.3	0.3	0.3	0%	0%
Other liabilities from financial intermediation	42.0	40.3	38.3	36.3	34.1	-6%	-19%
Total CER adjustable liabilities	42.3	40.3	38.6	36.6	34.4	-6%	-19%

NET CER EXPOSURE	343.5	354.8	365.0	383.2	407.9	6%	19%

FOREIGN CURRENCY POSITION	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy

Cash	5,817.3	5,804.4	5,201.4	4,124.7	4,590.8	11%	-21%
Government and private securities	1,486.9	1,454.5	2,316.7	3,173.5	3,446.7	9%	132%
Loans	2,048.8	1,939.3	2,002.4	3,035.7	2,439.0	-20%	19%
Other receivables from financial intermediation	690.2	449.2	659.7	628.3	931.2	48%	35%
Other assets	85.7	89.5	103.9	94.0	107.2	14%	25%
Total Assets	10,128.9	9,736.9	10,284.1	11,056.2	11,514.9	4%	14%
Deposits	4,858.2	4,652.3	4,672.1	5,169.6	5,203.4	1%	7%
Other liabilities from financial intermediation	1,043.8	718.7	879.3	968.5	1,041.5	8%	0%
Non-subordinated corporate bonds	913.1	942.1	951.7	1,000.8	1,016.2	2%	11%
Subordinated corporate bonds	1,304.7	1,287.3	1,359.9	1,367.4	1,451.9	6%	11%
Other liabilities	5.8	5.5	2.7	0.9	0.8	-11%	-86%
Total Liabilities	8,125.6	7,605.9	7,865.7	8,507.2	8,713.8	2%	7%

NET FX POSITION	2,003.3	2,131.0	2,418.4	2,549.0	2,801.1	10%	40%

13

3Q15 Earnings Release

Relevant and Recent Events

•	As of September 2015, Banco Macro satisfactorily extended loans regarding the productive investment program (LIP) assigned for small & mid-sized companies (MiPyMES) required by BCRA Communication “A” 5771 and modifications.

•	On October 2015, the Mercado Abierto Electrónico S.A. (hereinafter referred to as “MAE”) has authorized the listing in such electronic securities and foreign-currency trading market, of Class A book-entry ordinary shares of par value AR$ 1 each and entitled to five votes per share for a nominal amount of AR$ 11,235,670 and of Class B book-entry ordinary shares of par value AR$ 1 each and entitled to one vote per share for a nominal amount of AR$ 573,327,358. The admission for negotiation in MAE of such authorized shares shall be granted by the Trading Markets Head Department (Gerencia de Mercados) through the relevant Electronic Communication.

14

3Q15 Earnings Release

QUARTERLY BALANCE SHEET	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy
ASSETS	72,730.3	74,995.6	81,641.8	88,012.8	95,606.5	9%	31%
Cash	12,175.9	15,434.2	11,808.7	11,232.9	11,712.5	4%	-4%
Government and Private Securities	13,436.0	10,312.5	14,745.5	18,336.7	18,721.9	2%	39%
-LEBAC/NOBAC	9,421.0	5,729.9	9,878.1	12,989.5	12,998.6	0%	38%
-Other	4,015.0	4,582.6	4,867.4	5,347.2	5,723.3	7%	43%
Loans	41,586.7	43,740.3	47,704.6	51,199.9	56,295.7	10%	35%
to the non-financial government sector	639.5	604.4	570.3	525.8	504.5	-4%	-21%
to the financial sector	401.7	213.9	483.4	683.1	565.9	-17%	41%
to the non-financial private sector and foreign residents	41,659.4	44,108.1	47,909.6	51,346.3	56,585.5	10%	36%
-Overdrafts	5,152.0	3,385.6	5,670.1	4,458.4	5,473.6	23%	6%
-Documents	4,144.3	4,627.4	4,633.9	5,251.6	5,818.0	11%	40%
-Mortgage loans	2,361.4	2,466.1	2,401.3	2,639.6	2,898.2	10%	23%
-Pledge loans	1,688.3	1,857.1	1,924.2	2,230.1	2,172.7	-3%	29%
-Personal loans	15,040.5	16,120.9	17,243.9	18,890.4	21,370.8	13%	42%
-Credit cards	7,447.4	9,189.5	9,702.8	10,423.8	11,406.2	9%	53%
-Other	5,235.0	5,835.2	5,637.3	6,755.7	6,732.3	0%	29%
-Accrued interest, adjustments, price differences receivables and unearned discount	590.5	626.3	696.1	696.7	713.7	2%	21%
Allowances	-1,113.9	-1,186.1	-1,258.7	-1,355.3	-1,360.2	0%	22%
Other receivables from financial intermediation	2,659.0	2,349.1	3,990.5	3,445.3	4,830.2	40%	82%
Receivables from financial leases	361.5	384.4	393.0	416.9	431.4	3%	19%
Investments in other companies	11.1	11.2	11.3	11.1	10.6	-5%	-5%
Other receivables	545.8	605.4	639.4	748.6	756.9	1%	39%
Other assets	1,954.3	2,158.5	2,348.8	2,621.4	2,847.3	9%	46%
LIABILITIES	61,813.5	63,503.8	69,035.7	75,208.3	81,697.3	9%	32%
Deposits	53,151.5	54,716.6	58,397.9	64,575.1	69,458.7	8%	31%
From the non-financial government sector	10,178.9	8,570.1	8,712.0	9,224.0	10,691.9	16%	5%
From the financial sector	29.2	38.7	30.1	28.9	29.6	2%	1%
From the non-financial private sector and foreign residents	42,943.4	46,107.8	49,655.8	55,322.2	58,737.2	6%	37%
-Checking accounts	10,419.5	11,896.3	12,047.9	12,831.0	13,578.0	6%	30%
-Savings accounts	9,262.1	11,013.9	10,691.8	13,157.8	13,150.0	0%	42%
-Time deposits	21,574.6	21,510.8	24,610.8	27,228.3	29,634.6	9%	37%
-Other	1,687.2	1,686.8	2,305.3	2,105.1	2,374.6	13%	41%
Other liabilities from financial intermediation	5,350.4	5,356.7	6,660.2	6,768.9	7,923.1	17%	48%
Subordinated corporate bonds	1,304.7	1,287.3	1,359.9	1,367.4	1,451.9	6%	11%
Other liabilities	2,006.9	2,143.2	2,617.7	2,496.9	2,863.6	15%	43%
SHAREHOLDERS' EQUITY	10,916.8	11,491.8	12,606.1	12,804.5	13,909.2	9%	27%

LIABILITIES + SHAREHOLDERS' EQUITY	72,730.3	74,995.6	81,641.8	88,012.8	95,606.5	9%	31%

15

3Q15 Earnings Release

QUARTERLY INCOME STATEMENT	MACRO consolidated					Variation
In MILLION $	III14	IV14	I15	II15	III15	Quarterly	Annualy
Financial income	3,752.8	3,542.8	4,568.4	4,178.9	5,020.7	20%	34%
Interest on cash and due from banks	0.0	0.0	0.0	0.1	0.0	0%	0%
Interest on loans to the financial sector	10.0	12.6	20.0	22.2	31.7	43%	217%
Interest on overdrafts	340.9	293.4	350.2	309.3	350.4	13%	3%
Interest on documents	216.2	252.2	248.9	259.8	286.8	10%	33%
Interest on mortgage loans	120.3	123.6	120.6	124.3	142.3	14%	18%
Interest on pledge loans	67.8	79.8	83.6	94.7	103.8	10%	53%
Interest on credit card loans	497.4	558.3	603.4	667.7	637.3	-5%	28%
Interest on financial leases	18.6	17.7	18.8	19.3	21.0	9%	13%
Interest on other loans	1,567.1	1,743.2	1,880.9	2,052.5	2,309.5	13%	47%
Income from government & private securities, net	761.1	374.9	1,105.4	483.4	931.9	93%	22%
Interest on other receivables from fin. intermediation	0.5	1.4	1.3	1.1	1.2	9%	140%
Income from Guaranteed Loans - Decree 1387/01	6.7	6.9	7.1	5.1	6.3	24%	-6%
CER adjustment	11.6	10.2	9.3	1.2	23.1	1825%	99%
CVS adjustment	0.1	0.2	0.0	0.1	0.3	200%	200%
Difference in quoted prices of gold and foreign currency	82.0	31.6	77.7	85.1	111.1	31%	35%
Other	52.5	36.8	41.2	53.0	64.0	21%	22%
Financial expense	-1,631.0	-1,750.1	-1,873.7	-2,061.8	-2,276.9	10%	40%
Interest on checking accounts	-0.2	0.0	0.0	0.0	0.0	0%	0%
Interest on saving accounts	-12.5	-13.6	-14.1	-15.5	-17.8	15%	42%
Interest on time deposits	-1,280.3	-1,315.0	-1,391.4	-1,568.1	-1,741.6	11%	36%
Interest on interfinancing received loans	-0.3	-0.9	-3.1	-1.4	-1.4	0%	367%
Interest on subordinated bonds	-30.6	-31.5	-31.9	-32.5	-34.0	5%	11%
Other Interest	-0.8	-0.7	-0.7	-0.7	-0.6	-14%	-25%
Interests on other liabilities from fin. intermediation	-24.1	-22.2	-22.4	-23.1	-24.1	4%	0%
CER adjustment	-1.7	-1.5	-1.2	-1.4	-1.1	-21%	-35%
Contribution to Deposit Guarantee Fund	-21.6	-90.2	-93.0	-100.2	-108.1	8%	400%
Other	-258.9	-274.5	-315.9	-318.9	-348.2	9%	34%
Net financial income	2,121.8	1,792.7	2,694.7	2,117.1	2,743.8	30%	29%
Provision for loan losses	-151.5	-214.4	-201.7	-217.3	-138.1	-36%	-9%

Fee income	1,239.5	1,283.9	1,308.6	1,457.9	1,576.0	8%	27%
Fee expense	-311.9	-353.7	-339.7	-384.2	-466.1	21%	49%
Net fee income	927.6	930.2	968.9	1,073.7	1,109.9	3%	20%

Administrative expenses	-1,396.6	-1,565.5	-1,586.8	-1,739.3	-1,896.1	9%	36%
Minority interest in subsidiaries	-5.9	-5.5	-7.7	-8.8	-9.1	3%	54%
Net other income	54.9	-47.0	-81.5	65.0	-25.7	-140%	-147%
Earnings before income tax	1,550.3	890.6	1,785.9	1,290.4	1,784.7	38%	15%
Income tax	-564.8	-315.6	-671.7	-467.7	-680.1	45%	20%

Net income	985.5	575.0	1,114.2	822.7	1,104.6	34%	12%

16

3Q15 Earnings Release

QUARTER ANNUALIZED RATIOS	MACRO consolidated
	III14	IV14	I15	II15	III15
Profitability & performance
Net interest margin (1)	16.7%	15.0%	20.8%	14.8%	16.8%
Net interest margin adjusted (2)	14.9%	16.0%	16.4%	15.8%	15.4%
Net fee income ratio	30.4%	34.2%	26.4%	33.7%	28.8%
Efficiency ratio	45.8%	57.5%	43.3%	54.5%	49.2%
Net fee income as a percentage of adm expenses	66.4%	59.4%	61.1%	61.7%	58.5%
Return on average assets	5.6%	3.1%	5.9%	4.0%	4.9%
Return on average equity	37.0%	20.1%	36.6%	25.8%	32.2%
Liquidity
Loans as a percentage of total deposits	80.3%	82.1%	83.8%	81.4%	83.0%
Liquid assets as a percentage of total deposits	43.0%	40.6%	39.5%	40.2%	38.2%
Capital
Total equity as a percentage of total assets	15.0%	15.3%	15.4%	14.5%	14.5%
Regulatory capital as a percentage of risk weighted assets	24.7%	24.0%	23.6%	22.4%	21.8%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.6%	2.6%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.9%	1.9%	1.8%
Allowances as a percentage of non-performing financing	138.7%	135.3%	131.9%	131.2%	129.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

ACCUMULATED ANNUALIZED RATIOS	MACRO consolidated
	III14	IV14	I15	II15	III15
Profitability & performance
Net interest margin (1)	15.7%	15.7%	20.8%	17.6%	17.3%
Net interest margin adjusted (2)	14.5%	14.9%	16.4%	16.1%	15.8%
Net fee income ratio	28.5%	29.8%	26.4%	29.8%	29.4%
Efficiency ratio	44.6%	47.7%	43.3%	48.5%	48.8%
Net fee income as a percentage of adm expenses	63.8%	62.6%	61.1%	61.4%	60.4%
Return on average assets	5.8%	5.1%	5.9%	4.9%	4.9%
Return on average equity	38.4%	33.4%	36.6%	31.1%	31.5%
Liquidity
Loans as a percentage of total deposits	80.3%	82.1%	83.8%	81.4%	83.0%
Liquid assets as a percentage of total deposits	43.0%	40.6%	39.5%	40.2%	38.2%
Capital
Total equity as a percentage of total assets	15.0%	15.3%	15.4%	14.5%	14.5%
Regulatory capital as a percentage of risk weighted assets	24.7%	24.0%	23.6%	22.4%	21.8%
Asset Quality
Allowances over total loans	2.6%	2.6%	2.6%	2.6%	2.4%
Non-performing financing as a percentage of total financing	1.9%	1.9%	1.9%	1.9%	1.8%
Allowances as a percentage of non-performing financing	138.7%	135.3%	131.9%	131.2%	129.9%

(1) Net interest margin excluding difference in quote in foreign currency

(2) Net interest margin (excluding difference in quote in foreign currency) except income from government & private securities and guaranteed loans

17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 10, 2015

MACRO BANK INC.

By:	/s/ Luis Cerolini
Name: Luis Cerolini
Title: Director